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Tasker  Capital  Corp.  announces Exclusive License Agreement with Pharlo Citrus
Technologies,  Inc.

VANCOUVER, BRITISH COLUMBIA, December 19, 2002 (PR Newswire). Tasker Capital Corp., (the "Company") (OTCBB: TKER) announced today that on November 26, 2002, it entered into an Exclusive License Agreement (the "License Agreement") with Pharlo Citrus Technologies, Inc. ("Pharlo"), a privately-held development company, to use, sell, develop, market and distribute consumer deodorant breath products, animal deodorant breath products and soft drink products. Entering into the License Agreement is the vehicle through which the Company is now able to enter these markets rather than through the tentative acquisition of another corporation as was previously announced.

In conjunction with the License Agreement, Tasker entered into a Production Agreement with Indian River Labs, Inc. ("Indian River"), a privately-held manufacturing corporation affiliated with Pharlo. Indian River will manufacture and sell to the Company concentrates for the products licensed by Pharlo.

Also on November 26, 2002, the Company closed a private equity financing in which the Company raised approximately $400,000 from several investors. The Company plans to use the proceeds from the financing to fund the development, marketing and distribution of consumable products in the consumer deodorant breath care, animal deodorant breath care and soft drink markets. The development and distribution of these products will constitute the entire business operation of the Company for the foreseeable future.
Included in this release are "forward-looking statements'' within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Although the company believes that the expectations reflected in the forward-looking statements are reasonable, it can give no assurance that the expectations will prove to be correct. The company's actual results could differ materially from those anticipated as a result of certain factors, including without limitation, the failure of the parties to the agreements discussed in this press release to perform their respective obligations under those agreements and the ability of the Company to succeed in the breath care and soft drink markets.
For  more  information,  please  contact:

Arthur  P.  Bergeron
Tel:  781-237-3600